FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 17, 2015

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 16, 2015 Annual Shareholders’ Meeting.

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 6, 2015 was elected as a director, without a vote by ballot being conducted.  The Corporation received proxies with regard to voting on the eight directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Anthony F. Griffiths	30,490,399	99.00	308,425	1.00
Robert J. Gunn	30,672,862	99.59	125,962	0.41
Alan D. Horn	30,636,495	99.47	162,329	0.53
John R.V. Palmer	30,656,587	99.54	142,237	0.46
Timothy R. Price	30,644,698	99.50	154,126	0.50
Brandon W. Sweitzer	30,650,930	99.52	147,894	0.48
Benjamin P. Watsa	30,574,411	99.27	224,413	0.73
V. Prem Watsa	30,403,171	98.72	395,653	1.28

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946